Filed by DG FastChannel, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended
Subject Company:  POINT.360
Commission File No.  0-21917

This filing relates to a proposed acquisition by DG FastChannel, Inc.(“DG FastChannel”) of the advertising distribution business of POINT.360 (“Point.360”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated April 16, 2007, by and among DG FastChannel, Point.360 and New 360, a newly-formed and wholly-owned subsidiary of Point.360 (“New 360”).

On April 24, 2007, DG FastChannel announced the acquisition of Pathfire, Inc. (“Pathfire”) pursuant to the terms of an Agreement and Plan of Merger (the “Pathfire Agreement”), dated April 24, 2007, by and among DG FastChannel and Pathfire.  The following is a transcript of a conference call with analysts held on April 25, 2007 regarding the Pathfire acquisition and related matters.

JAFFONI & COLLINS
Moderator:  Scott Ginsberg
04-25-07/10:00 am CT
Confirmation # 21337178

JAFFONI & COLLINS

Moderator: Scott Ginsberg
April 25, 2007
10:00 am CT

Operator:

Ladies and gentlemen, thank you for standing by and welcome to the DG FastChannel Pathfire Acquisition Conference Call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct the question and answer session.

At that time, if you have a question, please press the 1 followed by the 4 on your telephone or should you require operator assistance at anytime during the conference, please press star-0.

As a reminder, this conference is being recorded today, Wednesday, April 25, 2007.

It is now my pleasure to turn the conference over to Scott Ginsberg, Chairman and Chief Executive Officer of DG FastChannel.

Please go ahead, sir.

Scott Ginsberg:	Thank you, DJ Dave. That was good. We worked on that for a little bit.

And I want to welcome everybody to the call this morning. We’re delighted to be hosting our second call in a little over a week to discuss new progress of our strategic initiatives to further expand DG FastChannel and diversify our client base and revenue.

Before we proceed, I would like to ask Omar Choucair to read the Safe Harbor language.

Omar Choucair:

Statements made on today’s call may contain certain forward-looking statements relating to DG FastChannel and its expectations for the proposed acquisition of Pathfire.

All statements made today concerning activities, events or developments that DG FastChannel expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that either or both of the Pathfire and Point.360 acquisition will not close because of a failure to satisfy one or more of the closing conditions; the risk that DG FastChannel’s business will have been adversely impacted during the dependency of the Pathfire or Point.360 acquisition; the risk that either or both of Pathfire’s or Point.360’s respective operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from either or both of Pathfire and Point.360 acquisitions may not be fully realized, realized at all or take longer to realize than anticipated.

Additional information on these and other risks, uncertainties, and factors are included in DG FastChannel’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other documents filed with the SEC.

Today’s call and Webcast includes references to EBITDA defined as earnings before interest taxes, depreciation, amortization and restructured charges. EBITDA is a non-GAAP financial measure within the meaning of SEC Reg G. And we calculate EBITDA by subtracting operating expenses excluding depreciation, amortization, and restructuring charges from total revenue.

Scott?

Scott Ginsberg:

Thank you, Omar.

We’re very excited to review DG FastChannel’s agreement to acquire privately-held Pathfire in a stock purchase transaction for $30 million.

Pathfire distributes long-form content, syndicated programming, news clips, electronic press kits and video press releases and operates a proprietary server-based network reaching over 1,400 US television stations.

Pathfire represents an excellent bolt-on transaction for DG FastChannel as it immediately leverages our core competency in visual needs and services and applies it to several new markets.

Importantly, the Pathfire network gives us a back-up network which makes us unique for everything we do on behalf of our current customers.

Longer term, Pathfire also squarely puts the combined entity in a position to participate in the promising digitall cinema transition with networks and pipelines capable of moving feature films.

Pathfire positions DG FastChannel as the industry leader in the delivery of long-form contents. Like DG FastChannel, Pathfire operates a proprietary server-based network with dual satellites and Internet pathways.

Pathfire diversifies the markets we address and it has established a strong hold in the distribution of new segments for ABC and CNN and syndicated programming such as Jeopardy, Friends, and Oprah Winfrey.

Pathfire has a high penetration in US broadcast facilities reaching 1,400 US television stations.

The acquisition will add complimentary high-quality assets in our core standard definition and high-definition distribution business. And it is consistent with our focus on providing the industry standard in customer care and service.

Pathfire’s news and entertainment revenue streams are extremely well positioned for anticipated growing levels of high definition deliveries.

Our customers will benefit from the industry’s most extensive IT staff focus on further advancing our ability to deliver more and more efficient work flow solutions.

We also further build our sales, customer service, and operations team, advancing our ability to attract new customers and provide customer service that is second to none.

Financially, the Pathfire acquisition will again expand DG FastChannel’s revenue, EBITDA and further diversify our client-base and revenue sources.

Pro forma for the proposed transaction, as if we had completed both the Pathfire and Point.360 transactions as of January 1, 2007, DG FastChannel expects to generate 2007 revenue of between $113 million and $118 million.

On a pro forma EBITDA basis, again, assuming both deals were done as of the first day of the year and the previously announced cost synergies related to the integration of Point.360’s ad distribution business, DG FastChannel expects to generate 2007 EBITDA of between $35 million and $38 million.

We remain committed to go into business and our focus on technology is serving us well as we pursue additional business opportunities that can further leverage our existing core competencies.

Let’s have Omar get the specific for transaction down. And then we’ll open the call for your questions and answers.

Omar Choucair:	Thanks, Scott. DG FastChannel will pay approximately $30 million in cash for the stock of Pathfire. We intend to finance the acquisition from cash-on-hand and our revolving credit facility.

Additionally, we have begun discussions with our commercial bank to increase the size of our credit facility to accommodate our continued strategic growth objectives.

We had approximately - we had outstanding debt of approximately $18.6 million and cash-on-hand of $24.7 million as of March 31 of 2007. We currently have $15 million of revolving credit facility capacity available for acquisitions today.

We expect our normalized CAPEX projections to approach between $4 million and $5.5 million on an annual basis pro forma for Pathfire and for Point.360 pending transactions. The merger with Pathfire requires the approval of Pathfire shareholders and other customary closing conditions.

We expect to realize anywhere from $5 million to 7.5 million of NOL as we’ve assumed the NOLs that exist on the Pathfire entity.

DG FastChannel will include the historical audited financial statements of Pathfire in our upcoming and pending SEC filings.

Scott?

Scott Ginsberg:

Thanks, Omar.

As I said on last week’s conference call, DG FastChannel is making great progress in every area of our business. And this progress is supporting our overall goal of building an industry leader with growing financial results.

Let me quickly review several areas that position our company for new and long-term growth.

New markets and new customers are translated into financial growth and financial diversification for opportunities to further build the customer base. Our network reach and network redundancy are incomparable in the industry and allow us to serve the clients in an unrivaled manner.

Our technology investments, proprietary IP and IT staff are delivering innovation and new efficiencies for clients including HD readiness, as well competitive differentiation for DG FastChannel.

I consider all of our personnel — those in DG, those in Point.360 and certainly those in Pathfire — to be the best and brightest in the industry. And our growth has created that great environment to attract and retain employees that are the best in what they do.

Our integration initiatives have advanced ahead of plan and budget. And we’ve done nearly everything we had planned to do with the successful integration of the FastChannel operations.

This alone will make 2007 a great year financially as we look closely and maybe our Pathfire followed by the roll-in of the Point.360 results later in the year.

Financially, we’re consistently achieving year-over-year improvement in quarterly operating results and margins continue to benefit from the top line skill that is coming from both organic growth and the acquisitions.

DG’s balance sheet is as strong as it has ever been and has provided the foundation and flexibility to pursue additional growth. We remain committed to a multi-facet approach to business that will build our further value for our shareholders.

The first is through technology innovation and delivering industry standard customer solutions.

The second is our continued work against the discipline operating and financial business model that emphasizes prudent capital investment for expansion while maximizing EBITDA.

We continue to evaluate complimentary acquisitions and strategic alliances that can contribute to further growth in our operating results.

As we look to the future, we particularly believe and continue to believe that HD will be a great driver for this company. Obviously the consolidation we’ve undertaken will be a driver.

And in the near future, we believe that we will have online, meaning Internet strategies, where we could repurpose our video and move it online and that also will help improve our future results.

With that operator, DJ Dave, I turn it over.

Operator:

Thank you, sir.

Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

And finally, if you’re using a speaker phone, please lift your handset before entering your request.

One moment, please, for our first question.

And our first question comes from the line of Tom Eagan of Oppenheimer.

Please proceed, sir.

Thomas Eagan:

Great, thanks. I have three questions.

First, if you could talk a little bit about the prospects for the digital cinema market, you know, what are the expectations from migrating over to digital, you know, say, from 2007 to 2010?

Scott Ginsberg:

We look at this business of digital delivery as, you know, a market segment. And as we look at the digital cinema market segment, what we see is the most robust sense you can imagine being sent out to thousands of theaters.

The legacy of dub and ship in this industry is that giant spool of tapes are sent from the Hollywood content providers to theaters and movie houses throughout the country. And then they have to be sent back.

And so, there have been many initiatives over the past decade that have brought some limited but promising results, consortiums of theater owners, consortiums of content providers have been established.

And the good news here is, is that a very capable and management and IT staff at Pathfire have been deeply involved with the Hollywood majors in developing new and unique ways to use the already well-proven processes to move syndicated programming from point to point and apply that to the movie industry.

And so, I believe that we will see a ramp up over the next five years moving from the traditional dub and ship to the all-digital cinema and the opportunity for digital delivery.

In terms of the market size, I think various estimates but it is literally a $1 billion market setting these tapes all around the country and producing them and dubbing and shipping them.

Thomas Eagan:	Right. Okay. On this separately, in terms of the other broadcast networks, so I see that ABC and CNN use Pathfire. What do NBC and CBS use?

Scott Ginsberg:

NBC and CBS are both on proprietary legacy systems of their own and as is Fox on a proprietary linear system of their own.

So we view those as opportunity for us to demonstrate the advantages of once again the Pathfire network, the IT work, and the very capable management and technicians who have spent years in developing news paths for video clips in this area.

Thomas Eagan:	Great. Thank you.

Scott Ginsberg:	Hey, Tom.

Thomas Eagan:	Yeah.

Scott Ginsberg:

I just wanted to make mention is I see that today you put out a piece with DG FastChannel. It’s greatly appreciated. It just came to me while we were speaking.

So I just want to thank you for taking up coverage now on behalf of Oppenheimer.

Thomas Eagan:	Of course.

Operator:	Thank you.

And our next question comes from the line of Rash Vi of Mosaic.

Please proceed.

Man:	Hi, guys.

Hello?

Scott Ginsberg:	Yes, good morning.

Man:

Hi. Good morning. Just a couple of questions. Can you talk about - you mentioned in your press release, the revenues for Pathfire in 2006, can you talk about what kind of EBITDA that they had on that 16.2 million?

Omar Choucair:	Yeah. On historical basis, the Pathfire entity did about 16 - a little over $16 million in revenue and had anywhere from $500,000 to $1 million EBITDA on historical basis for ‘06.

Man:	Half a million to 1 million?

Omar Choucair:	Correct.

Man:	Okay. And for 2006, was it a - which one was it closer to, $500,000 or $1 million?

Omar Choucair:	It was right about in the middle…

Man:	Okay.

Omar Choucair:

… if you look at the numbers about - it was like $700, 000 to $800,000; that was for ‘06 and I guess what we’re looking at is for ‘07. We think that $16 million is going to grow in upper single digits on a revenue line and we think that the EBITDA number is going to approach between $2.5 million and $3 million on the EBITDA side.

Man:	Got it.

Omar Choucair:	That’s the numbers that we’re using for 2007.

Man:	Okay.

Could you talk a little bit about the economics of long-form content distribution versus your ad distribution business like - I know that you guys make, you know, anywhere from - depending whether or not standard definition or HD, can you talk about how much money is made when you guys put long-form content?

Scott Ginsberg:

Well, we view the Pathfire business as having turned a very significant quarter in 2006. It’s - a great deal of money has been invested and has been invested in Pathfire by the former owners - stockholders of Pathfire.

We believe that it’s - has reached the crossroads where was EBITDA positive in 2006 and with growing market as we move forward in 2007 and in 2008. HD will positively impact the Pathfire platform as it does the DG FastChannel platform.

As more and more programming is produced in HD, it two will be able to go through the Pathfire network, they have developed and have deployed HD compatible solutions.

So we believe that as more HD programming gets syndicated that would be a growth area.

We believe there are opportunities in many other areas as well. We mentioned digital cinema, we mentioned the opportunity for additional news product. And then there’s the additional areas of electronic press kits and video new released moving from content providers to the TV stations.

Electronic press kits are basically when - let’s just use an example, when the Hollywood studios put out a new film, they put together an electronic press kit in which they put news clips, special news clips together for the television station to try to get editorial content on the air, non-paid. And so we will provide a wonderful pathway for that kind of content to move from end to end.

Man:	Okay.

Omar Choucair:

I think the only thing that I would add to that is that much like the DG FastChannel network, the incremental revenue comes in at a pretty high incremental margin and that is exactly the same type of economic models that Pathfire has in the sense that there’s very little additional cost to sales or costs as it relates to incremental revenue that’s coming through the network.

Scott Ginsberg:

And let me just add one further thing which is really important that is, is that as we have consolidated the distribution of advertising in the US, the Pathfire network provides a backup for our commercial distribution business so that as we become more involved in that industry, we will be able to be the only network to promise the advertisers and customers of a backup availability in case of any failure.

Man:

Great, great.

And can you just confirm for me like if - on the ad distribution business if you’re making anywhere between $13 and $100 whether it’s standard definition or HD for long-form content like what Pathfire distributes. Is that a multiple of that then?

Scott Ginsberg:

No, I don’t think you’d actually look at it that way. I think that we do is we have partners, major partners, in the Pathfire network which is - and would be all the names that you can imagine from Hollywood; from Buena Vista to Warner Brothers to Sony and what they have is this opportunity to - and Paramount. They have this opportunity to use these networks to distribute their syndicated programming.

And as they (resert) the levels, you have the opportunities to enhance and increase your charges as more syndicated programming moves through this network. But it doesn’t move through exactly the same way as the advertiser-based on the revenue.

Man:

Okay.

Can you elaborate a little bit more on the synergies here since, you know, it’s not really going to be as you pointed out for Point.360, it’s not going to be much, I’m assuming, in the cost of sales and they have their own proprietary network. Are we talking about then just corporate overhead synergies, or are there any, you know, offices that they had that you’re planning on closing releases?

Scott Ginsberg:

You know, I think it’s a little early for us to make a statement about any of that. There certainly are some significant synergies in terms of our customer list, in terms of our ability to take these two technologies and these two distribution networks and harmonize them together and come up with universal solutions for these TV stations, cable networks, and TV and cable networks.

So I think that what we’d have to look at here as the opportunity being further revenue enhancement more so than cost synergies. There will be some cost synergies and we will identify those. But I wouldn’t put that as a basic thesis of position.

Man:	So the revenue enhancement comes from cross-selling opportunities or…

Scott Ginsberg:

It comes from - using the basic fixed price network and the - that is known as Pathfire and further enhancing the revenue base with additional customers, more throughput and - using these solutions in more and different industries.

Man:	All right.

Scott Ginsberg:	So for example, right now, there’s opportunities with many of Hollywood majors to digitize their content and move it through this network that as of current time does not move through the network.

(Rash Vi):	Okay.

Scott Ginsberg:

We have the leading base - the Pathfire has the leading share of syndicated programming moving from the Hollywood majors to the TV station. But that’s not to say that they have it all or that they cannot grow it; it is to say that we believe very strongly we’ll be able to grow it significantly over the next year or two years.

(Rash Vi):	Okay, thank you. Could you give me some idea about the growth margins on both of these acquisitions and the SG&A expense historical?

Omar Choucair:	Can you repeat the question; I’m sorry. I just didn’t hear it.

(Rash Vi):	Yeah.

Omar Choucair:	And can you please identify who this is?

(Rash Vi):	This is from Mosaic again.

Omar Choucair:	Okay.

(Rash Vi):	And this is Rash.

Yeah. So I wanted to know if you could please give me some idea about the growth margins and the sales and marketing stand on these businesses historically?

Omar Choucair:	Yeah. I’m not sure if you’re referring to the Pathfire and the Point.360.

(Rash Vi):	Pathfire, yeah.

Omar Choucair:	If you’re referring to the Pathfire and the Point.360, as we are in the process of preparing our SEC filings…

(Rash Vi):	Uh-huh.

Omar Choucair:

…those financial statements will be completed. And they’ll be attached as part of the company’s SEC filings. And I think at that point, we’ll be in a position to talk in more granular form about sales and marketing, cost of sales, et cetera. But I’m not sure if we’re not ready to talk about that in that detail on this phone call today.

(Rash Vi):	Okay, thank you.

Scott Ginsberg:	Thank you very much.

Operator:	Thank you.

And our next question comes from the line of David Cohen of Midwood Capital.

Please proceed, sir.

David Cohen:

Hi, guys. I missed the few minutes so - my phone dropped. But a question, to participate in the digital cinema initiative, what - can you tell us exactly what capabilities Pathfire brings and what sort of partnerships its already developed to capitalize on that basically, you know, nature of business?

Scott Ginsberg:

Yeah. David, I would like to get - put it generically as I can. As you can imagine, there are a number of initiatives underway. Pathfire has some responsibility to its current partners to keep on the side of the non-disclosure agreements at this time.

And I would feel most comfortable being able to report that to you and the other shareholders once we have a better understanding of what it is we can and cannot say.

Suffice it to say that the basic send, the basic software, the IT infrastructure, the ad serving network, the satellite pathways, all of the desktop applications we believe can be repurposed to the digital cinema initiative.

David Cohen:

Okay.

Plus, is there any sort of financing component that, you know, inflicted in those digital cinemas is what - there’s some element of having some incentive for the exhibitors to make the investment - basically, subsidizing investments the exhibitors have to make, is there any sort of financing elements…

Scott Ginsberg:	I wouldn’t want you to think that I’m suggesting that we’re going to take some responsibility for investing in the exact - in the digital cinema equipment in the theaters.

Scott Ginsberg:

I would you like to think from today’s call that our role is the point to point distribution from the Hollywood majors, the studios to the theater itself.

Once inside the theater and how they display that film would be a capital expenditure of the theater owners and perhaps others as they may decide.

David Cohen:	Okay. And, Omar, could you just give us quickly the pro forma balance sheet for the two acquisitions and our debt and cash?

Omar Choucair:

Yes. As I mentioned earlier, David, that we’re in the process of talking to our commercial banks and looking at how we need to increase the credit facility. As I mentioned earlier, today, we have about $25 million of cash that’s sitting on the balance sheet.

David Cohen:	Right.

Omar Choucair:	In addition, we have a revolving credit facility of $15 million as available for us. So that puts us at roughly $49 of availability today.

David Cohen:	Okay.

Omar Choucair:	And I think the other thing is we have 16 - a little over 16.5 million shares outstanding…

Scott Ginsberg:	After the Point.360 acquisition.

Omar Choucair:	After the Point.360 acquisition.

So I think the company is in, as Scott mentioned, in the best position it’s ever been in terms of the balance sheet.

So in terms of the $40 million that we have available today in addition to the upgraded credit facility that we’re in the process of doing, I think if you look at the balance sheet, we’re going to be roughly one turn of cash flow to or debt to cash flow which obviously we think we’re very comfortable operating a company under that guide.

David Cohen:	As of today, you guys - at March 31st, your at a slightly net cash position, right? And your cash need to close this two deals is roughly $40 million, is that a fair estimate?

Omar Choucair:	That’s pretty close. That’s pretty close. It’s actually $37 but that’s pretty close.

David Cohen	Okay. I remember, in the Point.360 press release, there’s something mentioned about working capital adjustment payment of $3 million, is that - did that - did you guys on the hook for that?

Omar Choucair:	Yeah. I’m not sure if it’s quite $3 million but it’s something like that; it’s not, not terribly significant. But just to be clear, there’s $6 million of surplus cash at the end of the…

Scott Ginsberg:	At March.

Omar Choucair:	…end of March of 2007.

David Cohen:	Okay. My last question.

If I recall, close to the acquisition of Media DVX, you’ve actually maintained that network in those boxes at the stations. Is that now with - redundancy you’re getting from Pathfire is that redundant to the extent that you can actually take out that network and those - any cost associated with that?

Scott Ginsberg:

I won’t begin to pretend that either Omar or I have an overall plan and that either one of us serve the role of chief technology officer. But, David, I’d be delighted to have you interviewed for the job.

David Cohen:	Well, you know, I think you guys would want someone who could do the job so…

Scott Ginsberg:	As far as the Media, we have servers in these stations and now just - I want to seriously answer your question.

Inside the station, there are servers from Pathfire, from DG FastChannel, from Media DVX and legacy boxes from FastChannel as well. So we in effect in some stations will have four boxes. We will rationalize and consolidate those boxes but we’ll do that after we fully consult with our broadcasting partners and with our content providers and then as we bring the IT staff of both Pathfire and DG FastChannel together so that we’ll have a rationale business like method to go forward. But for us to say that we’re going to bullet one of these boxes today I think would be premature.

David Cohen:	well, good luck. I think it’s a great deal.

Scott Ginsberg:	Thank you. I appreciate the support, Dave.

Operator:	Thank you.

Our next question comes from the line of Glen Dickson, Broadcasting and Cable. Please proceed.

Glen Dickson:

Hello there. Just a couple of questions on HD. Where do the two companies stand in terms of upgrading existing equipment out there that support HD? I know DG launched their first commercial HD service last fall. How much progress has made on your side and if you can speak to Pathfire on the syndicated side?

Scott Ginsberg:	I appreciate the question and it’s nice to have you on the call.

The DG initiative last fall of - known as HD now was an opportunity for us to work with Sony and on behalf of the James Bond picture take the very first HD file 10 from our offices in Los Angeles to our network operating center in Dallas, put it up on the satellite and then bring it down at the HD discovery theatre.

And once it was on our box even more innovative was our ability to take that file and move it to the play-to-air fileserver so that it’s never touched by human hands and a true end-to-end solution.

And in the interim, since we’ve made that announcement in November, Eric Millington, the Senior Vice President of ours has become Senior Vice President for HD. Every single week, we have a technology review, a full company meeting moving forward so that we can move the HD content on an electronic file basis.

Glen Dickson:	How many stations have gotten the upgraded equipment that they can do it?

Scott Ginsberg:

Yes. I’m glad you asked the question. It started with HD discovery theatre. Right now, we believe there’s about 20 stations pending or already having installed HD. And I think just as our universal deployment initiatives to put HD - to put DG spot boxes in every station of the country where today we virtually have accomplished that goal. We have a similar goal for our HD network and that is to basically have an HD delivery mechanism in every single station.

We’re working with every fileserver company that’s on behalf of TV stations. And I would guess that that March between now and February 2009, you would see us ramping that server up to universal deployment in the next 18 to 24 months.

Glen Dickson:

Okay. As you put a new equipment, Scott, for HD now to bring the Pathfire in full, I mean, they’ve been trying to upgrade their systems to do HD syndicated delivery. Is there any thoughts that gets putting in one new box that can handle both?

Scott Ginsberg:

Well, you know, I think - here’s the thought, it’s somewhat like that. I think our thought is to try to come up with some universal standards for digital distribution and that I don’t think we’ll end up with one box, frankly. There’s a possibility we would.

We sure like the idea of backup network. We sure like the idea that we’re a full powered network no matter happens, we can get our package to a TV station or a cable MSO or a TV or cable network on time. And having this backup network I think will give the content producers and the broadcasters a lot of assurance that that will happen.

Glen Dickson:	Okay. Just one last follow up. How much progress has Pathfire made on its end on rolling out HD for syndicated delivery?

Omar Choucair:

This is Omar.

I think as we went through the process of reviewing all the information with Pathfire, we became more and more enamored with the technology and the people that they have. And we can say today that there is a very definitive plan for HD much like the definitive plan that we have inside of DG FastChannel.

Now, I will say that the file sizes are obviously much larger as it relates to the content that Pathfire is distributing as it relates to syndicated content and as it relates to news.

So I think they’re on a parallel mission, albeit, it’s a little different mission. But from what we can see and, obviously, we’ll become more and more involved as each day passes. But from what we can see that they’re well on their way to solving the HD problem and just like everybody as we read the papers everyday and know that there is a very specific time in March that it’s going to happen before February of ‘09 and all we need to do is put ourselves in the best position to help and assist and move as quickly as we can as our constituents are in terms of the content owners and the broadcasters.

Scott Ginsberg:

We like to think of ourselves as Jack Bauer. We’re running out of time. We got until February of 2009. We got a mission and we got to get it done. And so, I think you have two very committed organizations that have made great progress and will solve this.

But we’ll do it in consultation to set up the standards with the broadcasters. Pathfire already is in the middle of establishing the standards on behalf of syndicated programming and our HD forum that we have, DG FastChannel is committed to do that with the advertisers and the broadcasters as well. So the complimentary opportunity to work with these two IT staff together is a wonderful opportunity for all of us.

Glen Dickson:	Okay. Thank you.

Scott Ginsberg:	Thanks.

Operator:	Thank you.

Ladies and gentlemen, as a reminder to register for a question, please press the 1 followed by the 4 in your phone.

And our next question comes from the line of Chris Enzo, Nuverbody & Company.

Please proceed.

(Chris Enzo):	Hi, Scott. Hi, Omar. Congratulations.

Scott Ginsberg:	Thank you, Chris. How are you?

(Chris Enzo):	I’m well, thanks. It sounds like the guidance that you gave now with the Pathfire business included is 35 million to 38 million, is that correct?

Scott Ginsberg:	That is the guidance that we gave as of today and of course, we’ve given first quarter guidance as well. I think you’re aware of that.

(Chris Enzo):

Yeah. I did see that. In the press release for the Point.360 deal, you provided a range of $31 million to $34 million. So it looks like, you know, on both the low end and the high end, you know, the difference there is $4 million. Can you talk a little bit about, you know, maybe the movement in that guidance? It looks like there might be, you know, an upward bias in that.

Scott Ginsberg:

I think you would be correct in saying there is an upward bias in that. We’ve become more optimistic about HD adoption inside of DG FastChannel. We’ve become more optimistic about the Point.360 acquisition. And obviously, we’re very buoyant and feel very good about the Pathfire acquisition today.

And then in addition to all that, the roll off of the industry to consolidation all looks like it tilts in favor of an upward bias.

We’ve given guidance on first quarter of between, I think, $5.8 million and $6 million for the company and we have said at our last week that we feel very comfortable that we’ll be at the upper end and perhaps beyond those numbers.

(Chris Enzo):	Okay. And, Omar, the $25 million cash balance as of March 31, does that include the proceeds from the sale of the assets of StarGuide or some of the assets of StarGuide?

Omar Choucair:	No. That is not because those transactions - that transaction closed in April, so it does not include that cash.

(Chris Enzo):	Are you guys prepared to talk it all about what the proceeds…

Omar Choucair:	I can tell you that it just wasn’t significant and we’ll be able to disclose all that but it wasn’t a significant amount of money.

Scott Ginsberg:	By the time we will have taken those businesses that we classified Omar as not essential or as - I will qualify those…

Omar Choucair:	Discontinued operations.

Scott Ginsberg:	...as discontinued operations. We think that all those together will bring an estimated, what, $3 million. That will show up in our balance sheet in the second quarter of 2007.

Omar Choucair:

And, Chris, you’re right to asking me, there’s one other asset that, you know, relates to the IT and I think that we’re getting closer and closer and once that’s done, we’ll be able to have completed our strategic initiative of disposing of a discontinued operations. And I don’t think that is something that’s too far away from today.

(Chris Enzo):	Okay.

And that other piece of the StarGuide business. Not to talk - I know this isn’t the StarGuide call but any estimates to what you think the proceeds from that piece could be?

Omar Choucair:	In other words, it’s going to be between 2.5 million and 3 million bucks.

(Chris Enzo):	Okay.

And can you talk a little bit about, you know, what Pathfire - what kind of investment was made in Pathfire prior to your acquisition? I know private equity owned it for a while in conjunction with I think CNN and maybe another network. I might be mistaken. Can you talk about, you know, how much was invested and then maybe, you know, when you guys did make the acquisition, were there other buyers interested that you bid against?

Scott Ginsberg:

You know, the Pathfire transaction took place in a bidding process over a long period of time. It was, I believe, almost six months so that it was an opportunity for us to get to know the company fairly well. There was a process and we followed the process very carefully.

North Haven Partners was the agent on behalf of Pathfire. There were a number of shareholders and there were a number of rounds of financing that were inside of the Pathfire capital structure. Omar mentioned that we will be able to take advantage of around $7 million, $7.5 million of net operating loses.

I can tell you there’s substantially more than that but because of the change of control, we think that will be the amount we will have access to; so that as we look at what we paid for this entity, one of the assets is the NOL asset.

But once we have all the audits done and the financial statements are issued, we’ll get full closure of all that - all those numbers.

(Chris Enzo):	Okay.

And last question for me. I guess CNN uses Pathfire exclusively to distribute their news content. How does that potentially play into your online strategy? Is there, you know, an opportunity for, you know, DG to insert on behalf of their advertising clients, you know, to those news clips that Pathfire distributes?

Scott Ginsberg:

Chris, I don’t want to steal some thunder that it might be coming here in a very, very short period of time. We promise the marketplace that by June 1st we would be able to announce the full strategy for our online business.

We feel stronger today than we ever have for the opportunity to take our media asset management system and redeploy the content that sits there to the online space. For me to sit here today and explain the entire strategy I think would be premature. But I don’t, at the same time, want you to believe that we’ve ignored it or that we don’t think it’s important. We think it’s essential to our future and it will provide us with our third leg of growth as we look to the future.

(Chris Enzo):	Okay. Great. Thanks, guys.

Omar Choucair:	Thanks.

Operator:	Thank you.

And our next question comes from the line of Darren Aftahi from Thinkequity.

Please proceed.

Darren Aftahi:	Hi guys.

Scott Ginsberg:	Good morning Darren, how are you?

Omar Choucair:	Hi, Darren.

Darren Aftahi:	Good. How are you?

I’m going to ask the overarching question on the online strategy but I think I will defer on that after your last response. I guess my question, you know, you’re going to close this deal on the second quarter. I mean, what sort of integration is needed - I mean, effectively. Can you - even though you have redundancy on dual networks, is it possible to integrate the entire platform under one network at some point?

Scott Ginsberg:

I think in some point, it will be possible. It is in our overarching goal as we’ve set out today. Our overarching goal right is to make sure both networks are fully operational and are able to accommodate the new HD opportunities that are coming over between now and February of 2009. But I would tell you that in terms of having one network having one solution set, that’s something that clearly is on our radar.

With respect to the online initiative that you said you want to ask, I would ask just for the next few weeks, maybe just the next few days just to get our strategy together, have it clearly delineated and put it forward. But we think the Pathfire opportunity expands our opportunity in the online network.

Darren Aftahi:	Great. Thank you.

Omar Choucair:	Thanks.

Scott Ginsberg:	Thanks, Darren.

Operator:	Thank you.

And our next question comes from the line of Toshar Sha of Kinderhook Partners.

Please proceed.

Scott Ginsberg:	Hello, Toshar. Good morning.

(Toshar Sha):	Good morning.

Most of our questions were answered but just a few quick ones. On the historical Pathfire business, could you just look into the Web site and look at the press releases and so on, you know, I guess, they made some announcements in January saying they’ve partnered up with Warner Brothers doing HD at delivery and they talked about ad delivery in their - you know, on the Web site and various places.

And, you know, it seems like the bulk of the business was not really doing that stuff. I was just curious as to what part you think they had made in the ad delivery space is one question.

The second would be if you look at the revenue base, how much of it was or is service-based revenue sort of, you know, recurring service-based revenue as opposed to license, you know, software type deals or hardware type sales those are more one time in nature.

Scott Ginsberg:	Well, I’m going to let Omar talk about the financial matters.

As far as the ad distribution situation, interestingly enough if you look at their press releases and their actions over the last year or two you’d see that our other new partner, Point.360, had worked closely with Pathfire and CBS in getting a network put together.

We believe that that ad network is a vauluable opportunity for all the partners to work out an accommodation so that it works out as a secondary network for DG and perhaps even a primary network for some of the Hollywood majors.

With respect to the financial matters, I’m going to defer to Omar that.

Omar Choucair:	Hi, Toshar. Good morning.

(Toshar Sha):	Good morning.

Omar Choucair:

I would look at the revenue stream that Pathfire generates as predominantly contractual in nature. In other words, when Pathfire enters into agreements with either news content providers or syndicated providers, it is on a contractual basis and that’s the majority of the revenue. There is hardware and software revenue that is generated based on the sales to the broadcasters, but it’s not a significant component of their revenue stream.

(Toshar Sha):	Great.

Omar Choucair:

And I think we’ll be able to talk obviously more and more in detail as the audit financials get issued and then we can talk (unintelligible) about that which I think hopefully will be within the next 30 or so days.

(Toshar Sha):	Great. Thanks.

And last question. The core - if you look at the net cast balance I guess at the end of the year versus where it was, you know, March 31st, based on what you said, it sounds like, you know, the net cash increase by 1 million bucks or something or a little bit more than that.

And I’m just wondering as you, you know, go through all these efforts, you know, integration, all these acquisitions, and the business continues to grow. Obviously, the hope is that there’s going to be significant cash flow generated from the business.

Was there something particular about Q1 that resulted in the cash flow being lower than perhaps it would have been otherwise in a working capital changes or something? And should we - you know, if you think about the rest of year ‘07 and you think, you know, if you look at the business without those acquisitions, I mean, should you be generating significant cash flow this year, you know, regardless of all the stuff that’s going on in terms of integration and so on?

Omar Choucair:

Absolutely, it should generate cash. And I can tell you there was some working capital on it, but I can tell you that there was over $1 million debt payment that was made the first second day of January. And then also there was our HD CAPEX program that we had for New York, Chicago, and LA which was a little over $2 million that we, you know, had to pay the vendors on that during Q1.

(Toshar Sha):	Oh those were front loaded.

Omar Choucair:	So you can see...

Scott Ginsberg:	That was front loaded but it also - the revenue for the first quarter would be significant from itself. We think our return on investment in terms of what we have to do for - on behalf of the HD CAPEX is, you know, yeah, it will pay in.

(Toshar Sha):	Right. Wonderful. Great. Thanks a lot guys.

Scott Ginsberg:	Okay, thank you.

Operator:	Thank you.

And, sirs, there are no further questions at present time. I will now turn the conference back to you.

Scott Ginsberg:	Thank you, DJ Dave.

Well, thank you everybody for participating. We look forward to reporting back to you our shareholders on our progress with first quarter results in the next couple of weeks.

And with that, we thank you for being here and look forward to talking to you soon.

Omar Choucair:	Thanks.

Operator:

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line. Thank you once again for participating and have a great day.

END